August 8, 2016

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:                             Notice of Disclosure Filed in our our Quarterly Report on Form 10-Q Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Cheniere Energy Partners LP Holdings, LLC has made disclosure pursuant to those provisions in its quarterly report on Form 10-Q for the period ended June 30, 2016, which was filed with the Securities and Exchange Commission on August 8, 2016.

Respectfully submitted,

CHENIERE ENERGY PARTNERS LP HOLDINGS, LLC

By:	/s/ Michael J. Wortley
Name:	Michael J. Wortley
Title:	Chief Financial Officer